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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                 AMENDMENT NO. 12

                          TO SCHEDULE TO (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                DANA CORPORATION
                       (Name of Subject Company (Issuer))

                             DELTA ACQUISITION CORP.
                               ARVINMERITOR, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    23581110
                      (CUSIP Number of Class of Securities)

                            VERNON G. BAKER, II, ESQ.

                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084
                           TELEPHONE: (248) 435-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   COPIES TO:

                            DENNIS J. FRIEDMAN, ESQ.
                             STEVEN P. BUFFONE, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                                  200 PARK AVE.
                            NEW YORK, NEW YORK 10166
                            TELEPHONE: (212) 351-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

[X] Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.

      [ ]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                   SCHEDULE TO

      This Amendment No. 12 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on July 9, 2003 (as amended or supplemented prior to the date hereof, the "Schedule TO") by ArvinMeritor, Inc., an Indiana corporation ("Parent"), and Delta Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase (1) all outstanding shares ("Shares") of common stock, par value $1.00 per share, of Dana Corporation, a Virginia corporation (the "Company"), and (2) unless and until validly redeemed by the board of directors of the Company, the associated rights to purchase shares of Series A Junior Participating Preferred Stock, no par value, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of April 25, 1996 (as amended from time to time, the "Rights Agreement"), by and between the Company and Chemical Mellon Shareholder Services L.L.C., as Rights Agent, at a price of $15.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2003 (as amended or supplemented prior to the date hereof, the "Offer to Purchase"), and in the related Letter of Transmittal. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment No. 12 to the Schedule TO is being filed on behalf of the Purchaser and Parent.

      Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

      The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

      Section 15 of the Offer to Purchase is hereby amended by deleting the third paragraph of such Section in its entirety and replacing it with the following:

      "On August 22, 2003, Parent filed a Notification and Report Form with the FTC and the Antitrust Division under the HSR Act with respect to the Offer. On September 8, 2003, Parent received a request for additional information and material. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on the tenth calendar day after Parent has substantially complied with such request. Thereafter, the waiting period may be extended only by court order or with Parent's consent. The waiting period will not be affected either by the failure of the Company (as opposed to Parent) to file a Notification and Report form or to comply with any request for additional information or materials issued by the FTC or the Antitrust Division."

ITEM 12. EXHIBITS

(a)(1)(A)   Offer to Purchase, dated July 9, 2003.*

(a)(1)(B)   Letter of Transmittal.*

(a)(1)(C)   Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by ArvinMeritor, Inc., dated July 8, 2003, announcing ArvinMeritor's intention to commence the Offer.*

(a)(1)(H) Press release issued by ArvinMeritor, Inc., dated July 9, 2003, announcing the commencement of the Offer.*

(a)(1)(I)   Summary Advertisement published July 9, 2003.*

(a)(1)(J) Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(1)(K) Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(L) First Amended Complaint filed by ArvinMeritor, Inc. on July 25, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(M) First Amended Complaint filed by ArvinMeritor, Inc. on August 5, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(5)(A) Press release issued by ArvinMeritor, Inc., dated July 14, 2003, relating to supplemental disclosure requested by the Ohio Department of Commerce.*

(a)(5)(B) Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.*

(a)(5)(C) Transcript of portions of ArvinMeritor's fiscal year 2003 third-quarter earnings call, held on July 21, 2003, relating to the Offer.*

(a)(5)(D) Press release issued by ArvinMeritor, Inc. dated July 22, 2003, responding to Dana Corporation's rejection of the Offer.*

(a)(5)(E) Text of ArvinMeritor, Inc. form of e-mail replies to investor inquiries and requests relating to the Offer.*

(a)(5)(F) Press release issued by ArvinMeritor, Inc. dated July 28, 2003, discussing correspondence delivered to Dana Corporation's Committee of Independent Directors.*

(a)(5)(G) Slides relating to the Offer used by ArvinMeritor, Inc. in a presentation dated August 7, 2003.*

(a)(5)(H) Complaint filed by Dana Corporation on August 14, 2003 in the Court of Common Pleas of Lucas County, Ohio.*

(a)(5)(I) Press release issued by ArvinMeritor, Inc. dated August 18, 2003, responding to Dana Corporation's complaint.*

(a)(5)(J) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, announcing its filing for HSR approval.*

(a)(5)(K) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, responding to Dana Corporation's answers and counterclaims to ArvinMeritor's complaints.*

(a)(5)(L) Press release issued by ArvinMeritor, Inc. dated August 28, 2003, announcing the extension of the Expiration Date of the Offer.*

(a)(5)(M) Press release issued by ArvinMeritor, Inc. dated September 8, 2003, announcing receipt of second request from the FTC.

(b)         Not applicable.
(c)         Not applicable.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.
(g)         Not applicable.
(h)         Not applicable.

*     Previously filed

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: SEPTEMBER 9, 2003


                                   DELTA ACQUISITION CORP.

                                   By:      /s/ LARRY D. YOST
                                   ---------------------------------------------
                                   Name:  Larry D. Yost
                                   Title: Chairman of the Board and
                                          Chief Executive Officer

                                   ARVINMERITOR, INC.

                                   By:    /s/ LARRY D. YOST
                                   ---------------------------------------------
                                   Name:  Larry D. Yost
                                   Title: Chairman of the Board and Chief
                                          Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
(a)(1)(A)   Offer to Purchase, dated July 9, 2003.*

(a)(1)(B)   Letter of Transmittal.*

(a)(1)(C)   Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by ArvinMeritor, Inc., dated July 8, 2003, announcing ArvinMeritor's intention to commence the Offer.*

(a)(1)(H) Press release issued by ArvinMeritor, Inc., dated July 9, 2003, announcing the commencement of the Offer.*

(a)(1)(I)   Summary Advertisement published July 9, 2003.*

(a)(1)(J) Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(1)(K) Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(L) First Amended Complaint filed by ArvinMeritor, Inc. on July 25, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(M) First Amended Complaint filed by ArvinMeritor, Inc. on August 5, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(5)(A) Press release issued by ArvinMeritor, Inc., dated July 14, 2003, relating to supplemental disclosure requested by the Ohio Department of Commerce.*

(a)(5)(B) Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.*

(a)(5)(C) Transcript of portions of ArvinMeritor's fiscal year 2003 third-quarter earnings call, held on July 21, 2003, relating to the Offer.*

(a)(5)(D) Press release issued by ArvinMeritor, Inc. dated July 22, 2003, responding to Dana Corporation's rejection of the Offer.*

(a)(5)(E) Text of ArvinMeritor, Inc. form of e-mail replies to investor inquiries and requests relating to the Offer.*

(a)(5)(F) Press release issued by ArvinMeritor, Inc. dated July 28, 2003, discussing correspondence delivered to Dana Corporation's Committee of Independent Directors.*

(a)(5)(G) Slides relating to the Offer used by ArvinMeritor, Inc. in a presentation dated August 7, 2003.*

(a)(5)(H) Complaint filed by Dana Corporation on August 14, 2003 in the Court of Common Pleas of Lucas County, Ohio.*

(a)(5)(I) Press release issued by ArvinMeritor, Inc. dated August 18, 2003, responding to Dana Corporation's complaint.*

(a)(5)(J) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, announcing its filing for HSR approval.*

(a)(5)(K) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, responding to Dana Corporation's answers and counterclaims to ArvinMeritor's complaints.*

(a)(5)(L) Press release issued by ArvinMeritor, Inc. dated August 28, 2003, announcing the extension of the Expiration Date of the Offer.*

(a)(5)(M) Press release issued by ArvinMeritor, Inc. dated September 8, 2003, announcing receipt of second request from the FTC.

(b)         Not applicable.
(c)         Not applicable.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.
(g)         Not applicable.
(h)         Not applicable.
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* Previously filed
                               (Exhibit attached)